21001635

...ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banorte-IXE Securities International, Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer Rd Suite 975W
(No. and Street)

Houston, (City) TX (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fernando Garza (713) 960-2303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fernando Garza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banorte-IXE Securities International, Ltd., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA JANE BELLSNYDER
My Commission Expires
April 8, 2021

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Alabama

County of Jefferson

Subscribed and sworn to (or affirmed) before me on this 29 day of March, 2021 by Fernando Garza proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

REBECCA JANE BELLSNYDER
My Commission Expires
April 8, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Banorte-IXE Securities International, Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Banorte-IXE Securities International, Ltd. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 31, 2021

BANORTE-IXE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)

Statement of Financial Condition
As of December 31, 2020

Assets		**2020**
Cash and Cash Equivalents	$	8,679,576
Due from Clearing Broker, includes $1,000,561 Clearing Deposit (Note 3)		2,135,718
Accounts Receivable Mutual Funds - net		663,515
Furniture, Equipment, Software and Leasehold Improvements - net		932,230
Right of Use Assets - net		2,102,106
Income Tax Prepaid (Note 7)		368,870
Prepaid Expenses		404,965
Deferred Income Tax		157,397
Security Deposits		449,101
Due From Related Parties		445,405
Total Assets	$	16,338,883
Liabilities and Stockholder's Equity		
Liabilities		
Accrued Compensation	$	1,047,515
Accounts Payable and Accrued Expenses (Note 4)		255,076
Income Tax Payable		57,556
Due To Related Parties		727,933
Lease Liability		2,291,489
Total Liabilities		4,379,569
Stockolder's Equity		
Common Stock (no par value, 200 shares authorized, 50 shares issued and outstanding)		500
Additional Paid-in Capital		11,668,578
Retained Earnings		290,236
Total Stockholder's Equity		11,959,314
Total Liabilities and Stockholder's Equity	$	16,338,883

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Banorte-IXE Securities International Ltd. (the "Company"), an indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in Mexican and U.S. securities, primarily on the Mexican stock exchange and the over the counter markets. The Company is an introducing broker-dealer.

All domestic securities transactions are cleared through clearing brokers on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc ("FINRA"). Receivables from clearing brokers consists primarily of cash balances held at the clearing brokers. The Company is also a member of the Securities Investors Protection Corporation ("SIPC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and approved by management.

The significant accounting policies followed in the preparation of the financial statements on a consistent basis are:

Cash and cash equivalents

The Company defines cash and cash equivalents as highly-liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business. At December 31, 2020 substantiallly all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Fixed assets

Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Securities transactions

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value. Net realized and unrealized gains and losses are reflected in trading in the statement of operations. As of December 31, 2020, there has been no proprietary trading.

Advertising costs are expensed as incurred. For the year ended December 31, 2020, the Company expensed $180,365 for advertising costs are included in the Statement of Operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those amounts. Significant estimates include taxes, certain income and receivables, and accrued compensation.

Foreign currency transalation

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange throughout the year. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

Revenue recognition

Commissions

The Company earns commissions on client transactions in equity securities, debt securities, and other exchange traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis.

Mutual Funds

The Company earns commissions by referring client transactions in mutual funds both directly from the mutual fund companies and indirectly through its clearing broker. Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Commissions revenue is typically collected during the period earned under the terms of the contract or subscription or agreement. The Company also earns minor annual trailing commissions and is responsible for minor ongoing client relations duties, which are recorded in those periods as the services are performed.

Rental Income

The Company subleases its New York City office space which commenced on May 1, 2020 and terminates on October 31, 2022. The Company records rental income monthly based on the terms of the agreement when the performance obligation has been satisfied.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is comprised of federal taxes based upon income; state and local taxes on a combined capital base.

ASC 740-10-25 prescribes a comprehensive model of how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740-10-25, the Company shall initially recognize tax positions in the financial statements

when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company as of December 31, 2020.

3. DUE FROM CLEARING BROKER

Pursuant to the clearing agreement with Apex Clearing Corporation ("Clearing Broker"), the Company introduces all of its customers' securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin ("clearing deposit"). Interest is paid monthly on these cash deposits at the average overnight repurchase rate.

As of December 31, 2020, the Company had a receivable from its clearing broker of $2,135,718 of which $1,000,561 serves as the clearing deposit.

4. RELATED-PARTY TRANSACTIONS

The Company has an agreement with Casa de Bolsa Banorrte-IXE for the use of certain Institutional Referral services. The agreement terminated in May 2020. Detail of related party transactions and balances are as follows:

Grandparent Company:		**2020**
Accounts Receivable	$	335,211
Related Companies:		
Accounts Receivable		
AFIN Securities International	$	85,207
Banorte Asset Management		24,986
Total Receivable-Related	$	110,193
Accounts Payable		
AFIN Securities International	$	318,284
Banorte Asset Management		409,649
Total Payable-Related	$	727,933

The Company has an informal cost sharing arrangement with Casa de Bolsa Banorrte-IXE (Grandparent) based on a cost plus a percentage mark up on expense. This results in a charge to the company, if revenue as defined, exceeds the cost plus the percentage as calculated. During the year ended December 31, 2020, the aforementioned calculation resulted in the Company accruing a sevice fee of $0. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

5. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of its employees. All eligible employees, as defined may elect to contribute to the plan. The Company matches 100% up to the first 10% of the amount contributed by each employee. The Company's contribution was $143,348 for the year ended December 31, 2020.

6. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, software and leasehold improvements are as follows:

		2020
Equipment	$	1,421,044
Furniture and fixture		544,029
Leasehold improvements		2,021,215
Software		388,843
		4,375,131
Less: accumulated depreciation and amortization		(3,442,900)
Total net	$	932,231

Depreciation and amortization expense related to furniture, equipment, software, Right to Use Asset and leasehold improvements for the year ended December 31, 2020 was $1,070,714.

7. INCOME TAXES

The provision for income taxes for the period ended December 31, 2020 consists of the following:

Income Taxes		**2020**
Current:		
Federal	$	681
State and local		22,465
Total		23,146
Deferred Tax Assets		(210,000)
Less: Allowance for deferred taxes		210,000
Net income tax provision	$	23,146
Deferred tax assets		
Net operating loss benefit 21%	$	210,000
Allowance for deferred assets		(210,000)
Depreciation		186,674
Rent		(29,278)
Net deferred tax asset	$	157,397

Income tax prepaid as of December 31, 2020 of $453,208 is net of tax provision of $23,146.

The Company files Federal, New York State, Texas and New York City income tax returns as a C corporation. Generally, the Company is no longer subject to income tax examination by major taxing authorities for year before 2017. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income amount, the relevant tax jurisdictions, and compliance with U.S. federal, state, and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

8. COMMITMENTS AND CONTINGENCIES

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, The lease agreements does not include a termination or renewal option for either party, or restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease costs	$702,959
Variable lease costs	256,281
Total lease costs include in occupancy expenses	$959,240

Amounts reported in the Statement of Financial Condition as of December 31, 2020 are as follows:

Operating leases:	
Right-of-use assets	$2,102,106
Lease liabilities	$2,291,489

Maturities of lease liabilities under the noncancelable operating leases as of December 31, 2020 are as follows:

2021	$781,731
2022	$693,820
2023	$170,652
2024	$175,683
2025 and thereafter	$573,172
Total	$2,395,058
Imputed interest	103,569
Total lease liability	$2,291,489

8. COMMITMENTS AND CONTINGENCIES (CONT.)

Other information as of December 31, 2020:

The discount rate used for the lease present value calculations is its incremental borrowing rate ("IBR") of 3.6% at the leases' commencement dates. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable. Accounts payable and accrued expenses includes deferred rents of $139,417 in connection with the above lease agreements.

A certificate of deposit of $391,105 is pledged to a third party as collateral for the New York lease agreement.

Other commitments

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company has no maximum amount and believes there is no estimable amount because this right applies to all trades executed through the clearing broker and would be based on the future non-performance of one or more clearing brokers. At December 31, 2020, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020, or during the year then ended.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION RISK

A portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

Financial instruments sold, but not yet purchased resulting from certain unmatched principal transactions represents obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. At December 31, 2020, the Company did not have any financial instruments sold, but not yet purchased.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits of $250,000. However, the Company does not believe that these amounts are exposed to significant risk and will consider taking steps to address the change in risk in the future.

10. FAIR VALUE MEASUREMENT

As defined in ASC 820-10, Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs, other than quoted prices included in Level 1, are either directly or indirectly observable, for the asset or liability.

Level 3 – Unobservable inputs reflect management's best assumptions of what market participants would use in pricing the asset or liability at the measurement date. The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2020, financial instruments owned by the Company primarily consist of cash and cash equivalents and are classified as Level 1. No Level 2 or Level 3 assets were owned by the Company as at December 31, 2020.

11. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $8,537,831 which was $8,386,000 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.27 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

All customer transactions are cleared on a fully disclosed basis through a clearing broker.

12. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

13. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020, or during the year then ended.

14. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Baord (the "FASB") has established the Accounting Standards Cofificaiton ("Codification" or "ASC") as the authoritative source of generally accepted accounting principals ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updateds ("ASUs").

For the year ended December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the prounouncement has either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

15. COVID-19 IMPACT

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operation, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BANORTE-IXE SECURITIES INTERNATIONAL, LTD
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)

Statement of Exemption from Rule 15c3-3
For the year ended December 31, 2020

BANORTE-IXE SECURITIES INTERNATIONAL, LTD, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission(17 C.F.R. section 2040. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. seciton 240.17a-S(d)(I) and (4). To the best of its knowledge and belief Broker Dealer states the following:

BANORTE-IXE SECURITIES INTERNATIONAL, LTD claimed an exemption under provision 17 C.F.R. section 240 15c3-3 (k)(2)(ii) as the company is a non carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers

BANORTE-IXESECURITIES INTERNATIONAL, LTD. CLAIMED as a Non-Covered Firm for its direct subscription-way sale of mutual funds. The Broker-Dealer (1) did not directly or indirectly receive, hold or otherwise, owe funds or securities for or to customer, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

BANORTE-IXESECURITIESS INTERNATIONAL, LTD met the identified provisions throughout the most recent fiscal year without exception.

Fernando Garza, CPA

Executed by the person who made
Oath or affirmation under SEC Rule 17 a-5(c) (2)

See Accompanying Review Report of Independent Registered Public Accounting Firm